FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Determines to Make Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 27, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Determines to Make Disposition of Treasury Shares as Stock Award

Tokyo, May 27, 2020—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to make a disposition of treasury stock as outlined below (the “Decision”)1.

1.	Purpose of Disposition of Treasury Stock

As the Company announced in “Nomura to Grant Restricted Stock Units (RSUs)” issued on May 8, 2020, the Company has determined to grant Restricted Stock Units (RSUs) based on the RSU plan (the “Plan”) for directors, executive officers, and employees of the Company and its subsidiaries (the “Allottees”) as deferred compensation using the Company’s treasury stock.

Under this Plan, in principle, after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each Allottee which number is determined beforehand by the Company, by having the Allottees make a contribution in kind to the Company of monetary compensation claims granted to the Allottees.

The allotment date for the disposition of treasury stock under the Decision corresponds to the above-mentioned deferral period and is generally a date that is approximately one, two or three years from the date of the Decision, respectively, for RSU No.15 to No.17. As for certain overseas employees who are subject to remuneration regulations in Europe, the allotment date is a date that is approximately four, five, six or seven years from the date of the Decision, respectively, for RSU No.18 to No.21.

2.	Number of Shares to be Allotted and Allottees

Shares to be Allotted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Allottees	Number of Shares to be Allotted
RSU No.15	4	165,600
RSU No.16	4	165,200
RSU No.17	4	165,000

[1]	Allotment of the disposition of treasury stock to each of the Company’s directors and executive officers is in accordance with the decision made by the Compensation Committee.

Shares to be Allotted to Employees, etc.

	Employees of the Company		Directors, Executive Officers, and Employees of the Company’s Subsidiaries, etc.
	Number of Allottees	Number of Shares to be Allotted	Number of Allottees	Number of Shares to be Allotted
RSU No.15	26	1,406,200	1,788	23,201,400
RSU No.16	26	1,404,900	1,788	23,131,800
RSU No.17	27	1,443,600	1,791	23,208,700
RSU No.18	3	48,000	95	1,655,600
RSU No.19	3	48,000	95	1,651,600
RSU No.20	1	39,200	9	140,600
RSU No.21	1	39,200	9	140,200

(Note) The number of shares to be allotted above is based on the assumption that all monetary compensation claims to be granted to the Allottees in accordance with the Plan are contributed. The actual amount of monetary compensation claims to be contributed in kind will be calculated by deducting a certain amount to be granted in cash, the amount of which will be determined in consideration of withholding to be made by the Company with respect to the Plan based on each country’s tax regulations, from the amount of such monetary compensation claims, and hence the number of shares to be actually allotted is expected to decrease from the above numbers. In addition, the number of shares to be allotted is an estimated number at this point, and, if the Allottee’s continuous service is terminated prior to vesting date due to his/her own reasons, or any other certain events arise, the number of shares to be allotted may decrease without subscription of the Company’s shares.

3.	Summary of Disposition of Treasury Stock

	RSU No.15	RSU No.16	RSU No.17
1. Payment Period	April 20, 2021 to May 19, 2021	April 20, 2022 to May 19, 2022	April 20, 2023 to May 19, 2023

2. Class and Number of Shares to be Disposed	24,773,200 shares of common stock of the Company	24,701,900 shares of common stock of the Company	24,817,300 shares of common stock of the Company

3. Disposition Price	436 yen per share

4. Total Amount of Disposition Price	10,801,115,200 yen	10,770,028,400 yen	10,820,342,800 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 10,801,115,200 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 10,770,028,400 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 10,820,342,800 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the Allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 1,818 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 1,818 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries	Total of 1,822 Directors, Executive Officers, and employees, etc., of the Company and its subsidiaries

9. Other	Each Item above shall be subject to the effectiveness of the shelf registration statement and filing of the supplemental document to the shelf registration statement under the Financial Instruments and Exchange Act.

	RSU No.18	RSU No.19	RSU No.20	RSU No.21
1. Payment Period	April 20, 2024 to May 19, 2024	April 20, 2025 to May 19, 2025	April 20, 2026 to May 19, 2026	April 20, 2027 to May 19, 2027

2. Class and Number of Shares to be Disposed	1,703,600 shares of common stock of the Company	1,699,600 shares of common stock of the Company	179,800 shares of common stock of the Company	179,400 shares of common stock of the Company

3. Disposition Price	436 yen per share

4. Total Amount of Disposition Price	742,769,600 yen	741,025,600 yen	78,392,800 yen	78,218,400 yen

5. Assets to be Contributed	Assets to be Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
	Value of Assets to be Contributed: 742,769,600 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 741,025,600 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 78,392,800 yen (price per share is equivalent to the disposition price)	Value of Assets to be Contributed: 78,218,400 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	To be allotted as a stock award to the Allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in kind of monetary compensation claims

8. Allottee and Number	Total of 98 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 98 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 10 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries	Total of 10 Employees of the Company and Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries

When the number of issued and outstanding shares of the Company increases or decreases as a result of reverse stock split, stock split, or allotment of stock without contribution, etc., the number of shares to be disposed (including the number of shares to be allotted stated in “2. Number of Shares to be Allotted and Allottees” above) and the disposition price, etc., listed above could be reasonably adjusted according to the ratio of stock split, etc.

4.	Calculation Basis of Disposition Price and its Specific Content

Disposition price of the disposition of treasury stock based on the Decision is 436 yen, which is the closing price (rounded up into yen) of shares of common stock of the Company on the Tokyo Stock Exchange as of the business day immediately preceding the date of the Decision (May 26, 2020). The reason to adopt the closing price of such date is that the Company has determined that, in the circumstance where the shares of common stock of the Company are listed and no special condition exists that shows an impossibility to depend on the latest stock price, such stock price is a reasonable one, which reflects corporate performance and market’s supply/demand circumstance and excludes arbitrariness, and does not fall under an offering at a favorable price.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/